UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Swift Rails, Inc.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   September 18, 2019

Physical address of issuer
340 Pleasant View Drive, Lancaster, NY 14086

Website of issuer
www.swiftrails.com

Current number of employees
8

Filer EDGAR CIK

0001821195

Filer EDGAR CCC
oq7k#bth

Filer EDGAR Password
rtxo$w4npgjm

Filer EDGAR PMAC
vj8ou$yr

Submission Contact Person Information

Name
Daryl Anderson

Phone Number
(716) 348-6146

Email Address
danderson@swiftrails.com

Notification Email Address
danderson@swiftrails.com

Signatories

Name
Daryl N. Anderson

Signature

Title
CFO

Email
danderson@swiftrails.com

Date
April 9, 2025